Exhibit 12

E.  I.  DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005

Income before income taxes	$1,587	$2,184	$2,391	$3,743	$3,329	$3,563
Adjustment for companies accounted for by the equity method	(35)	(50)	6	218	11	(1)
Capitalized interest	(8)	(47)	(49)	(45)	(37)	(23)
Amortization of capitalized interest	9	37	7	34	33	33

	1,553	2,124	2,385	3,950	3,336	3,572

Fixed charges:
Interest and debt expense	103	408	376	430	460	518
Capitalized interest	8	47	49	45	37	23
Rental expense representative of interest factor	25	101	107	107	94	88

	136	556	532	582	591	629

Total adjusted earnings available for payment of fixed charges	$1,689	$2,680	$2,917	$4,532	$3,927	$4,201

Number of times fixed charges earned	12.4	4.8	5.5	7.8	6.6	6.7